UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

VIVINT SMART HOME, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

928542109
(CUSIP Number)

David N. Brooks Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105 (212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 928542109	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Investor LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,357,339

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,357,339

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,357,339

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*	The calculation is based on the 166,287,651 shares of Class A common stock, par value $0.0001 per share (“Common Stock”) of Vivint Smart Home, Inc. (the “Issuer”) outstanding as of February 26, 2020.

CUSIP No.: 928542109	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Mosaic Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,350,983*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,350,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,350,983*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of private placement warrants (“Warrants”) of the Issuer. Does not reflect (i) 1,292,910.5 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants that remain subject to vesting.

**
The calculation is based on the 166,287,651 shares of Common Stock of the Issuer outstanding as of February 26, 2020 (adjusted to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,350,983*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,350,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,350,983*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer. Does not reflect (i) 1,292,910.5 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants that remain subject to vesting.

**
The calculation is based on the 166,287,651 shares of Common Stock of the Issuer outstanding as of February 26, 2020 (adjusted to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Operating Entity I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,350,983*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,350,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,350,983*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Reflects 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer. Does not reflect (i) 1,292,910.5 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants that remain subject to vesting.

**
The calculation is based on the 166,287,651 shares of Common Stock of the Issuer outstanding as of February 26, 2020 (adjusted to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
FIG Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,350,983*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,350,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,350,983*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*
Reflects 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer. Does not reflect (i) 1,292,910.5 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants that remain subject to vesting.

**
The calculation is based on the 166,287,651 shares of Common Stock of the Issuer outstanding as of February 26, 2020 (adjusted to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

CUSIP No.: 928542109	SCHEDULE 13D	Page 7 of 10 Pages

1	NAMES OF REPORTING PERSONS
Fortress Investment Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
25,350,983*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
25,350,983*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,350,983*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.1%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
Reflects 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants of the Issuer. Does not reflect (i) 1,292,910.5 shares of Common Stock of the Issuer that remain subject to vesting or (ii) 1,483,333.5 shares of Common Stock of the Issuer issuable upon the exercise of Warrants that remain subject to vesting.

**
The calculation is based on the 166,287,651 shares of Common Stock of the Issuer outstanding as of February 26, 2020 (adjusted to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)).

SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons (as defined below), together with Fortress Mosaic Sponsor LLC and Principal Holdings I LP, on January 21, 2020 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to the shares of Class A common stock, par value $0.0001 per share (“Common Stock”), of Vivint Smart Home, Inc. (formerly Mosaic Acquisition Corp.), a Delaware corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D. The principal executive offices of the Issuer are located at 4931 North 300 West, Provo, Utah 84604.

Item 2. Identity and Background.

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

“(a)

i.
Fortress Mosaic Sponsor LLC, a Delaware limited liability company (“Fortress Sponsor”), Fortress Mosaic Anchor LLC, a Delaware limited liability company (“Fortress Anchor”), and Fortress Mosaic Investor LLC, a Delaware limited liability company (“Fortress Investor”), each directly hold shares of Common Stock of the Issuer.

ii.	Fortress Mosaic Holdings LLC, a Delaware limited liability company (“Fortress Holdings”), is the sole owner of each of Fortress Sponsor, Fortress Anchor and Fortress Investor.

iii.	FIG LLC, a Delaware limited liability company, controls, indirectly through investment funds managed or advised by controlled affiliates of FIG LLC, 100% of the equity interests of Fortress Holdings.

iv.	Fortress Operating Entity I LP, a Delaware limited partnership (“FOE”), is the sole owner of FIG LLC.

v.	FIG Corp., a Delaware corporation, is the general partner of FOE.

vi.	Fortress Investment Group LLC, a Delaware limited liability company (“Fortress Investment”), is the sole owner of FIG Corp.

Fortress Investor, Fortress Holdings, FIG LLC, FOE, FIG Corp. and Fortress Investment are collectively referred to herein as the “Reporting Persons”.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, NY 10152.

(c) The principal business of each of the Reporting Persons is making securities, real estate and other asset-based investments.  Set forth on Annex A is a listing of the directors and executive officers of the Reporting Persons and the business address, present principal occupation and citizenship of each, which is incorporated herein by reference.

(d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Annex A hereto has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Annex A hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

This Amendment amends and restates Annex A of the Original Schedule 13D in its entirety with Annex A to this Amendment.

Item 4. Purpose of Transaction.

This Amendment amends and restates the last paragraph under the heading “Sponsor Agreement” in Item 4 of the Original Schedule 13D in its entirety as follows:

“On January 17, 2020, upon the closing of the merger, 50% of the 5,171,642 shares of Common Stock held by Fortress Sponsor following the automatic conversion of Founder Shares into Common Stock were unvested, and all of the private placement warrants held by Fortress Sponsor were unvested. On February 26, 2020, a $12.50 Stock Price Level was achieved, resulting in the vesting of 50% of the unvested shares of Common Stock held by Fortress Sponsor, being 1,292,910.5 newly vested shares of Common Stock, and the vesting of 50% of the unvested private placement warrants held by Fortress Sponsor, being newly vested warrants to purchase 1,483,333.5 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer.

This Amendment amends and restates Item 5(a)-(b) of the Original Schedule 13D in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following disclosure is based on the 166,287,651 shares of Common Stock outstanding as of February 26, 2020 (adjusted, in respect of each of the Reporting Persons other than Fortress Investor, to reflect 1,483,333.5 shares of Common Stock issuable upon the exercise of the Warrants and deemed outstanding pursuant to Rule 13d-3(d)(1)(i)), which is the total number of shares outstanding immediately following the issuance of certain additional shares of Common Stock of the Issuer on February 26, 2020 as a result of the $12.50 Stock Price Level having been achieved, according to the Issuer.

Fortress Investor may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock directly held by it, which represent 10.4% of the outstanding Common Stock.

Each of Fortress Holdings, FIG LLC, FOE, FIG Corp. and Fortress Investment may be deemed to beneficially own and share the power to vote and dispose of the 17,357,339 shares of Common Stock held directly by Fortress Investor, the 2,631,579 shares of Common Stock held directly by Fortress Anchor, the 3,878,731.5 shares of Common Stock held directly by Fortress Sponsor and the warrants held by Fortress Sponsor entitling Fortress Sponsor to purchase 1,483,333.5 shares of Common Stock, which represent in the aggregate 15.1% of the outstanding Common Stock, by virtue of their positions and interests in the entities described in Item 2(a).

To the best of the knowledge of the Reporting Persons, no person named in Annex A is the beneficial owner of any Common Stock.”

This Amendment amends and restates Item 5(c) of the Original Schedule 13D in its entirety as follows:

“(c) Except for the transactions pursuant to the agreements described in Item 4 and the transactions described in the first paragraph of Item 5(e) of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock of the Issuer.”

This Amendment amends and restates the first paragraph of Item 5(e) of the Original Schedule 13D in its entirety as follows:

“(e) On January 17, 2020, immediately prior to the consummation of the transactions contemplated by the Merger Agreement, the Subscription Agreement, the Backstop Subscription Agreement and the Forward Purchase Agreement, Principal Holdings I LP transferred and assigned all of the equity interests of Fortress Sponsor and Fortress Anchor to Fortress Holdings, its affiliate, for no consideration. As a result, Principal Holdings I LP ceased to be a beneficial owner of more than five percent of the Common Stock outstanding on January 17, 2020.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2020

Fortress Mosaic Investor LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

Fortress Mosaic Holdings LLC

By:	/s/ Constantine M. Dakolias
	Name:	Constantine M. Dakolias
	Title:	President

FIG LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

Fortress Operating Entity I LP

By:	FIG Corp., its general partner

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

FIG Corp.

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

Fortress Investment Group LLC

By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary & General Counsel

ANNEX A

Directors and Officers of Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC

The name and principal occupation of each of the directors and executive officers of each of Fortress Mosaic Investor LLC and Fortress Mosaic Holdings LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Peter L. Briger, Jr.	Chairman
Constantine M. Dakolias	President
Marc K. Furstein	Chief Operating Officer
William A. Covino	Chief Financial Officer
David Prael	Chief Administrative Officer
Jennifer Sorkin	Treasurer
David N. Brooks	Secretary
Alexander Gillette	Assistant Secretary
Scott Silvers	Authorized Signatory
Jason Meyer	Authorized Signatory
Daniel N. Bass	Authorized Signatory

Directors and Officers of Fortress Investment Group LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America except for Rajeev Misra, who is a citizen of the United Kingdom, and Yoshimitsu Goto, who is a citizen of Japan.

Name	Present Principal Occupation

Wesley R. Edens	Class A Director, Principal and Co-Chief Executive Officer
Peter L. Briger, Jr.	Class A Director, Principal and Co-Chief Executive Officer
Randal A. Nardone	Class A Director and Principal
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer
George Wellde	Class A Director
Michael Rantz	Class A Director
Yoshimitsu Goto	Class B Director
Rajeev Misra	Class B Director
Jane Dietze	Class A Director
Hani Barhoush	Class A Director
Marcelo Claure	Chairman of the Board; Class B Director
Michael Morell	Class A Director and Security Director

Directors and Officers of FIG LLC

The name and principal occupation of each of the directors and executive officers of FIG LLC are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer

Directors and Officers of Fortress Operating Entity I LP

The name and principal occupation of each of the directors and executive officers of Fortress Operating Entity I LP are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

FIG Corp.	General Partner of Fortress Operating Entity I LP

Directors and Officers of FIG Corp.

The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each person listed below is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.  Each person is a citizen of the United States of America.

Name	Present Principal Occupation

Wesley R. Edens	Principal and Co-Chairman of the Board of Directors
Peter L. Briger, Jr.	Principal and Co-Chairman of the Board of Directors
Randal A. Nardone	Chief Executive Officer, Principal and Director
David N. Brooks	Secretary, Vice President and General Counsel
Daniel N. Bass	Chief Financial Officer and Treasurer